--------------------------------------------------------------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                  ANNUAL REPORT
                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED].

                    For the fiscal year ended April 30, 2005.
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF  1934. [NO FEE REQUIRED].

      For the transition period from ................ to ..................

                         Commission File Number 1-13666



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Darden Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DARDEN RESTAURANTS, INC.
                             5900 Lake Ellenor Drive
                             Orlando, Florida 32809


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              REQUIRED INFORMATION

The following financial statements for the plan are being furnished herewith:

Report of Independent Registered Public Accounting Firm.

Audited Statement of Net Assets Available for Benefits with Fund Information as of April 30, 2005 and 2004, prepared in accordance with the financial reporting requirements of ERISA.

Audited Statement of Changes in Net Assets Available for Benefits with Fund Information for the years ended April 30, 2005 and 2004, prepared in accordance with the financial reporting requirements of ERISA.

Notes to Financial Statements.

Schedule 1 - Schedule of Assets Held at End of Year April 30, 2005.

Schedule 2 - Schedule of Reportable Transactions, Year Ended April 30, 2005.

                              DARDEN SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                             April 30, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                               DARDEN SAVINGS PLAN



                                Table of Contents



                                                                           Page

Report of Independent Registered Public
  Accounting Firm                                                            1

Statement of Net Assets Available for Benefits
  with Fund Information                                                      2

Statement of Changes in Net Assets Available for
  Benefits with Fund Information                                             6

Notes to Financial Statements                                               10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)              17

Schedule H, Line 4j - Schedule of Reportable Transactions                   18

             Report of Independent Registered Public Accounting Firm


Benefit Plan Financial Committee
Darden Restaurants, Inc.


We have audited the accompanying statements of net assets available for benefits with fund information of the Darden Savings Plan (the Plan) as of April 30, 2005 and 2004, and the related statements of changes in net assets available for benefits with fund information for the years ended April 30, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules - Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4j - Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






September 9, 2005

                              DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2005


                                                                            Participant directed
                                                 -----------------------------------------------------------------------------
                                                      American                     American
                                                      Express         Pimco        Express        T. Rowe         Euro
                                                    Trust Stable      Total      Trust Equity      Price         Pacific
                                                      Capital         Return        Index        Small Cap       Growth
                                                      Fund II          Fund         Fund I          Fund          Fund
                                                 ----------------- ------------- -------------- ------------ -----------------

                          Assets

Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value                 $           --            --             --           --             --
   American Express Trust Stable Capital Fund II       49,907,861            --             --           --             --
   Pimco Total Return Fund                                     --    10,365,279             --           --             --
   American Express Trust Equity Index Fund I                  --            --     46,043,261           --             --
   T. Rowe Price Small Cap Stock Fund                          --            --             --   27,834,786             --
   EuroPacific Growth Fund                                     --            --             --           --     19,650,304
   MSIF Trust U.S. Mid Cap Value Portfolio                     --            --             --           --             --
   Harbor Capital Appreciation Fund                            --            --             --           --             --
   Davis New York Venture Fund                                 --            --             --           --             --
   Common stock of Darden Restaurants, Inc. -
       allocated                                               --            --             --           --             --
   Common stock of Darden Restaurants, Inc. -
       unallocated                                             --            --             --           --             --
   Participant loans                                           --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total investments                               49,907,861    10,365,279     46,043,261   27,834,786     19,650,304
                                                   --------------- ------------- -------------- ------------ -----------------

Receivables:
   Participant contributions                               75,604        24,638         84,761       43,536         36,418
   Employer contribution                                       --            --             --           --             --
   Accrued dividend and interest                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
       Total receivables                                   75,604        24,638         84,761       43,536         36,418
                                                   --------------- ------------- -------------- ------------ -----------------
       Total assets                                    49,983,465    10,389,917     46,128,022   27,878,322     19,686,722
                                                   --------------- ------------- -------------- ------------ -----------------

                  Liabilities

ESOP Loan                                                      --            --             --           --             --
Interest payable                                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
         Total liabilities                                     --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ -----------------
         Net assets available for benefits       $     49,983,465    10,389,917     46,128,022   27,878,322     19,686,722
                                                   =============== ============= ============== ============ =================
Number of participants (unaudited)                          7,063         4,159          8,273        8,183          5,679
                                                   =============== ============= ============== ============ =================


See accompanying notes to financial statements.



                                                                                 Non-participant
                             Participant directed                                    directed
-------------------------------------------------------------------------------- ---------------
   MSIF Trust         Harbor           Davis
  U.S. Mid Cap        Capital        New York        Company       Participant
     Value         Appreciation       Venture        Common          Loan            ESOP
   Portfolio           Fund            Fund        Stock Fund        Fund            Fund            Total
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------




              --                --            --      1,053,342              --         504,351        1,557,693
              --                --            --             --              --              --       49,907,861
              --                --            --             --              --              --       10,365,279
              --                --            --             --              --              --       46,043,261
              --                --            --             --              --              --       27,834,786
              --                --            --             --              --              --       19,650,304
       4,263,668                --            --             --              --              --        4,263,668
              --         3,085,375            --             --              --              --        3,085,375
              --                --     5,721,752             --              --              --        5,721,752

              --                --            --     21,038,138              --     127,867,522      148,905,660

              --                --            --             --              --     168,129,900      168,129,900
              --                --            --             --       9,167,801              --        9,167,801
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
       4,263,668         3,085,375     5,721,752     22,091,480       9,167,801     296,501,773      494,633,340
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------

          11,464            12,598        15,380         34,966              --              --          339,365
              --                --            --             --              --         390,037          390,037
              --                --            --             --              --         396,849          396,849
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
          11,464            12,598        15,380         34,966              --         786,886        1,126,251
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
       4,275,132         3,097,973     5,737,132     22,126,446       9,167,801     297,288,659      495,759,591
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------

              --                --            --             --              --      26,030,000       26,030,000
              --                --            --             --              --          40,302           40,302
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
              --                --            --             --              --      26,070,302       26,070,302
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
       4,275,132         3,097,973     5,737,132     22,126,446       9,167,801     271,218,357      469,689,289
================= ================= ============= ============== =============== =============== ===================
           2,626             2,584         2,823          3,766           2,130          11,022
================= ================= ============= ============== =============== ===============

                               DARDEN SAVINGS PLAN

      Statement of Net Assets Available for Benefits with Fund Information

                                 April 30, 2004


                                                                            Participant directed
                                                 ---------------------------------------------------------------------------
                                                      American                     American
                                                      Express         Pimco        Express       T. Rowe         Euro
                                                    Trust Stable       Total      Trust Equity     Price       Pacific
                                                      Capital         Return         Index       Small Cap      Growth
                                                      Fund II          Fund         Fund I         Fund          Fund
                                                 ----------------- ------------- -------------- ------------ ---------------


Investments, at fair value:
   Short-term investments, at cost
     which approximates fair value               $             --            --             --           --             --
   American Express Trust Stable Capital Fund II       47,634,949            --             --           --             --
   Pimco Total Return Fund                                     --     8,871,620             --           --             --
   American Express Trust Equity Index Fund I                  --            --     43,389,436           --             --
   T. Rowe Price Small Cap Stock Fund                          --            --             --   25,044,144             --
   EuroPacific Growth Fund                                     --            --             --           --     16,170,590
   MSIF Trust U.S. Mid Cap Value Portfolio                     --            --             --           --             --
   Harbor Capital Appreciation Fund                            --            --             --           --             --
   Davis New York Venture Fund                                 --            --             --           --             --
   Common stock of Darden Restaurants, Inc. -
       allocated                                               --            --             --           --             --
   Common stock of Darden Restaurants, Inc. -
       allocated                                               --            --             --           --             --
   Participant loans                                           --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ ---------------
       Total investments                               47,634,949     8,871,620     43,389,436   25,044,144     16,170,590
                                                   --------------- ------------- -------------- ------------ ---------------

Receivables:
   Participant contributions                               71,368        22,631         84,506       41,242         33,077
   Employer contribution                                       --            --             --           --             --
   Accrued dividend and interest                               --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ ---------------
       Total receivables                                   71,368        22,631         84,506       41,242         33,077
                                                   -------------- -------------- -------------- ------------ ---------------
       Total assets                                    47,706,317     8,894,251     43,473,942   25,085,386     16,203,667
                                                   --------------- ------------- -------------- ------------ ---------------

                      Liabilities

ESOP Loan                                                      --            --             --           --             --
Interest payable                                               --            --             --           --             --
                                                    --------------- ------------ -------------- ------------ ---------------
         Total liabilities                                     --            --             --           --             --
                                                   --------------- ------------- -------------- ------------ ---------------
         Net assets available for benefits       $     47,706,317     8,894,251     43,473,942   25,085,386     16,203,667
                                                   =============== ============= ============== ============ ===============
Number of participants (unaudited)                          7,075         3,934          8,351        8,158          5,435
                                                   =============== ============= ============== ============ ===============




See accompanying notes to financial statements.



                                                                                 Non-participant
                             Participant directed                                   directed
-------------------------------------------------------------------------------- ---------------
   MSIF Trust         Harbor           Davis
  U.S. Mid Cap        Capital        New York        Company       Participant
     Value         Appreciation       Venture        Common          Loan              ESOP
   Portfolio           Fund            Fund        Stock Fund        Fund              Fund            Total
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------




              --                --            --        635,584              --         391,761        1,027,345
              --                --            --             --              --              --       47,634,949
              --                --            --             --              --              --        8,871,620
              --                --            --             --              --              --       43,389,436
              --                --            --             --              --              --       25,044,144
              --                --            --             --              --              --       16,170,590
       3,289,510                --            --             --              --              --        3,289,510
              --         2,349,006            --             --              --              --        2,349,006
              --                --     3,989,620             --              --              --        3,989,620

              --                --            --     16,940,350              --      97,667,557      114,607,907

              --                --            --             --              --     145,830,974      145,830,974
              --                --            --             --       8,515,281              --        8,515,281
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
       3,289,510         2,349,006     3,989,620     17,575,934       8,515,281     243,890,292      420,720,382
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------


           9,886             9,436        11,503         35,432              --              --          319,081
              --                --            --             --              --         419,280          419,280
              --                --            --             --              --         430,991          430,991
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
           9,886             9,436        11,503         35,432              --         850,271        1,169,352
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
       3,299,396         2,358,442     4,001,123     17,611,366       8,515,281     244,740,563      421,889,734
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------

              --                --            --             --              --      29,418,000       29,418,000
              --                --            --             --              --          18,631           18,631
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
              --                --            --             --              --      29,436,631       29,436,631
----------------- ----------------- ------------- -------------- --------------- --------------- -------------------
       3,299,396         2,358,442     4,001,123     17,611,366       8,515,281     215,303,932      392,453,103
================= ================= ============= ============== =============== =============== ===================
           2,050             2,007         2,156          3,852           2,128          11,341
================= ================= ============= ============== =============== ===============

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended April 30, 2005


                                                                            Participant directed
                                             ---------------------------------------------------------------------------------
                                               American           Pimco        American
                                                Express           Total         Express       T. Rowe Price
                                               Trust Stable       Return      Trust Equity     Small Cap      Euro Pacific
                                              Capital Fund II      Fund       Index Fund I     Stock Fund     Growth Fund
                                             ------------------ ------------ ---------------- -------------- -----------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation in fair value
        of investments                      $        1,696,774       22,980        2,637,892        503,696        2,039,266
      Dividends and interest                               545      505,331               55      1,273,883          270,209
                                             ------------------ ------------ ---------------- -------------- -----------------
            Net investment income                    1,697,319      528,311        2,637,947      1,777,579        2,309,475
                                             ------------------ ------------ ---------------- -------------- -----------------

Participant loan activity during the year:
   Withdrawals                                      (1,246,101)    (384,504)      (1,331,798)      (712,234)        (675,948)
   Repayments (including interest)                     934,392      262,963        1,079,925        578,009          454,368
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total loan activity                       (311,709)    (121,541)        (251,873)      (134,225)        (221,580)
                                             ------------------ ------------ ---------------- -------------- -----------------

    Contributions:
      Participants                                   4,251,381    1,397,376        4,916,202      2,567,374        2,069,941
      Employer                                              --           --               --             --               --
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total contributions                      4,251,381    1,397,376        4,916,202      2,567,374        2,069,941
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total additions, net                     5,636,991    1,804,146        7,302,276      4,210,728        4,157,836
                                             ------------------ ------------ ---------------- -------------- -----------------
Deductions from net assets attributed to:
   Benefits paid to participants                    (6,264,715)    (987,440)      (3,753,010)    (2,168,093)      (1,377,553)
   Interest expense                                         --           --               --             --               --
   Administrative expenses                            (329,410)      (2,152)          (9,489)        (4,510)          (2,795)
   Transfers between funds                           3,234,282      681,112         (885,697)       754,811          705,567
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total deductions, net                   (3,359,843)    (308,480)      (4,648,196)    (1,417,792)        (674,781)
                                             ------------------ ------------ ---------------- -------------- -----------------
Net assets available for benefits:
   Beginning of year                                47,706,317    8,894,251       43,473,942     25,085,386       16,203,667
                                             ------------------ ------------ ---------------- -------------- -----------------
   End of year                              $       49,983,465   10,389,917       46,128,022     27,878,322       19,686,722
                                             ================== ============ ================ ============== =================



See accompanying notes to financial statements.



                                                                                 Non-participant
                             Participant directed                                 directed
-------------------------------------------------------------------------------- ------------------
  MSIF Trust         Harbor          Davis New
 U.S. Mid Cap       Capital             York        Company       Participant
     Value         Appreciation       Venture        Common           Loan            ESOP
   Portfolio           Fund             Fund       Stock Fund         Fund            Fund              Total
---------------- ------------------- ------------ --------------- -------------- ------------------------------------



        355,539              65,091      309,032       5,515,791             --        74,749,300        87,895,361
          4,336              10,899       37,517          59,412             --           830,363         2,992,604
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        359,875              75,990      346,603       5,575,203             --        75,579,663        90,887,965
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

       (117,487)           (107,680)    (135,307)       (844,469)     5,555,528                --                --
         90,316              73,273      117,898         690,164     (3,824,746)               --           456,562
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        (27,171)            (34,407)     (17,409)       (154,305)     1,730,782                --           456,562
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

        627,785             710,832      844,215       2,087,455             --                --        19,472,561
             --                  --           --              --             --         3,191,487         3,191,487
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        627,785             710,832      844,215       2,087,455             --         3,191,487        22,664,048
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        960,489             752,415    1,173,409       7,508,353      1,730,782        78,771,150       114,008,575
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

       (264,952)           (292,488)    (344,025)     (2,166,459)    (1,078,262)      (16,998,150)      (35,695,147)
             --                  --           --              --             --          (644,207)         (644,207)
           (380)               (272)        (563)         (3,927)            --           (79,537)         (433,035)
        280,579             279,876      907,188        (822,887)            --        (5,134,831)               --
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
         15,247             (12,884)     562,600      (2,993,273)    (1,078,262)      (22,856,725)      (36,772,389)
------------------------------------ ------------ --------------- -------------- ----------------- ------------------

      3,299,396           2,358,442    4,001,123      17,611,366      8,515,281       215,303,932       392,453,103
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
      4,275,132           3,097,973    5,737,132      22,126,446      9,167,801       271,218,357       469,689,289
================ =================== ============ =============== ============== ================= ==================

                               DARDEN SAVINGS PLAN

 Statement of Changes in Net Assets Available for Benefits with Fund Information

                            Year ended April 30, 2004


                                                                            Participant directed
                                             ---------------------------------------------------------------------------------
                                               American           Pimco       American
                                                Express           Total        Express      T. Rowe Price
                                               Trust Stable       Return      Trust Equity     Small Cap      Euro Pacific
                                              Capital Fund II      Fund       Index Fund I     Stock Fund     Growth Fund
                                             ------------------ ------------ ---------------- -------------- -----------------
Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation) in
         fair value of investments         $         1,909,145     (199,615)       7,643,873      5,270,918        3,780,273
      Dividends and interest                               307      400,489              221        385,508          148,258
                                             ------------------ ------------ ---------------- -------------- -----------------
            Net investment income                    1,909,452      200,874        7,644,094      5,656,426        3,928,531
                                             ------------------ ------------ ---------------- -------------- -----------------

Participant loan activity during the year:
   Withdrawals                                      (1,168,050)    (401,869)      (1,216,554)      (697,702)        (539,508)
   Repayments (including interest)                     935,673      267,609        1,099,770        564,327          400,493
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total loan activity                       (232,377)    (134,260)        (116,784)      (133,375)        (139,015)
                                             ------------------ ------------ ---------------- -------------- -----------------

    Contributions:
      Participants                                   4,059,839    1,341,702        4,668,096      2,164,146        1,727,993
      Employer                                              --           --               --             --               --
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total contributions                      4,059,839    1,341,702        4,668,096      2,164,146        1,727,993
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total additions, net                     5,736,914    1,408,316       12,195,406      7,687,197        5,517,509
                                             ------------------ ------------ ---------------- -------------- -----------------
Deductions from net assets attributed to:
   Benefits paid to participants                    (4,563,814)    (740,334)      (3,159,545)    (1,702,228)      (1,010,719)
   Interest expense                                         --           --               --             --               --
   Administrative expenses                             (17,465)      (2,304)         (13,483)        (6,605)          (4,004)
   Transfers between funds                             366,619   (1,047,215)       1,372,062      1,518,676        1,873,391
                                             ------------------ ------------ ---------------- -------------- -----------------
            Total deductions, net                   (4,214,660)  (1,789,853)      (1,800,966)      (190,157)         858,668
                                             ------------------ ------------ ---------------- -------------- -----------------
Net assets available for benefits:
   Beginning of year                                46,184,063    9,275,788       33,079,502     17,588,346        9,827,490
                                             ------------------ ------------ ---------------- -------------- -----------------
   End of year                             $        47,706,317    8,894,251       43,473,942     25,085,386       16,203,667
                                             ================== ============ ================ ============== =================


See accompanying notes to financial statements.


                                                                                 Non-participant
                             Participant directed                                 directed
-------------------------------------------------------------------------------- ------------------
  MSIF Trust         Harbor          Davis New
 U.S. Mid Cap        Capital            York        Company        Participant
     Value         Appreciation       Venture        Common           Loan            ESOP
   Portfolio           Fund             Fund       Stock Fund         Fund            Fund              Total
---------------- ------------------- ---------------------------- -------------- ----------------- ------------------



        530,335             213,241      517,921       4,073,405             --        60,408,089        84,147,585
            375               3,597       17,875          64,820             --           893,746         1,915,196
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        530,710             216,838      553,796       4,138,225             --        61,301,835        86,062,781
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

       (126,434)            (99,244)    (141,760)       (720,467)     5,111,588                --                --
         47,546              60,036       76,911         643,516     (3,619,880)               --           476,001
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        (78,888)            (39,208)     (64,849)        (76,951)     1,491,708                --           476,001
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

        415,384             447,657      531,060       2,078,090             --                --        17,433,967
             --                  --           --              --             --         4,930,044         4,930,044
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        415,384             447,657      531,060       2,078,090             --         4,930,044        22,364,011
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
        867,206             625,287    1,002,007       6,139,364      1,491,708        66,231,879       108,902,793
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

       (202,391)           (170,585)    (173,630)     (1,764,163)      (904,013)      (23,427,375)      (37,818,797)
             --                  --           --              --             --          (477,231)         (477,231)
           (310)               (390)        (396)         (6,203)            --          (315,809)         (366,969)
      1,596,469           1,037,120    1,915,637      (1,945,723)            --        (6,687,036)                --
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
      1,393,768             866,145    1,741,611      (3,716,089)      (904,013)      (30,907,451)      (38,662,997)
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------

      1,038,422             867,010    1,257,505      15,188,091      7,927,586       179,979,504       322,213,307
---------------- ------------------- ------------ --------------- -------------- ----------------- ------------------
      3,299,396           2,358,442    4,001,123      17,611,366      8,515,281       215,303,932       392,453,103
================ =================== ============ =============== ============== ================= ==================

                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004


(1)  Description of the Plan

     The following description of the Darden Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan, as amended,  was  originally  established  in June 1973. The Plan covers  certain  employees  of Darden  Restaurants,  Inc.'s  operating  and administrative subsidiaries, and their divisions and affiliates (collectively, the Company) who are 21 or over, regardless of their length of service. The Plan also allows allocation of Company shares in the ESOP Fund (an employee stock ownership plan which is a component of the Plan) for payment of incentive bonuses earned by certain restaurant management and Restaurant Support Center administrative employees that have five years of service with the Company. Effective March 2004, the Plan was amended to temporarily suspend the allocation of Company shares in the ESOP Fund for incentive bonuses earned by restaurant management through August 2004 and then restrict the allocation of Company shares in the ESOP Fund for payment of incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. This amendment also disallowed the allocation of Company shares in the ESOP Fund for payment of incentive bonuses earned by certain Restaurant Support Center administrative employees effective March 2004.

     Effective June 2002, the Plan allowed participants to immediately transfer ESOP funds credited to their accounts to any of the Plan's other investment funds. The Plan was amended to change the maximum Company variable contribution from 100% to 120% effective July 2002. Effective January 2004, the plan was amended to allow employees other than qualified managers to contribute up to 25% of their eligible compensation each year. Effective April 29, 2004, the deferral limit for qualified managers was also raised to 25% of eligible pay.

     Eligible employees may elect to make primary contributions to the Plan ranging from 1% to 6% of their eligible compensation for each year on an after-tax or before-tax basis. Participants electing to contribute 6% may also elect to make unmatched contributions equal to between 1% and 19% of their eligible compensation for the year. The Company makes quarterly variable contributions to the Plan ranging from 25% to 120% of the primary contribution percentages made by the participants. The Company contribution varies depending on the Company's operating results. Plan matching provisions become effective for participants upon completion of 12 months of service and accumulation of 1,000 hours of service in an anniversary year. Income earned by the Plan is allocated to participants' accounts based on their relative account balances.

     Participants may borrow from their vested account as follows: a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance in the preceding 12 months; 50% of their vested account balance; an amount which would result in loan repayments not to exceed 50% of the participant's 13 week average net take-home pay; or the vested balance in the participant's account excluding amounts in the ESOP Fund. Loan transactions are accounted for as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan repayment terms generally may not exceed 5 years. The loans are secured by the balance in the participant's account and bear market rates of interest. Principal and interest is paid through payroll deductions and may be repaid in full at any time without penalty.

     On termination of service due to death, disability, retirement, induction into the Armed Forces of, or service with, the United States Government, or involuntary separation or elimination of position due to a sale, destruction, shut-down, or closing out of an activity or facility, a participant shall be entitled to a

                                       10                            (Continued)

                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004

     distribution of the total value of his or her account. If that participant had a vested account balance as of June 1, 1990, he or she may elect monthly installments not to exceed 120 months. All other terminating participants, including those who terminate service due to other reasons, will receive a lump sum distribution of their vested account balance if such balance is $5,000 or less. Terminating participants having vested account balances greater than $5,000 may elect either a lump sum distribution or to leave their accounts in the Plan until attainment of age
     65. Effective March 2005, the Plan was amended to lower the threshold for automatic distributions from $5,000 to $1,000. Effective October 2003, the Plan was amended to allow the Plan to charge annual fees to terminated participants who leave their accounts in the Plan. All benefits are recorded when paid.

     Trustee and administrative duties of the Plan are being performed by American Express Trust Company (the Trustee).

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any allocated share for which instructions have not been given by a participant in the same proportion that it votes allocated shares that it did receive instructions for. The Trustee is required to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the Plan are prepared under the accrual method of accounting.

          The Plan accounts for certain changes in net assets as follows:

          o Dividends and interest, net realized and unrealized gains or losses and administrative expenses of the American Express Trust Stable Capital Fund II, Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, MSIF Trust U.S. Mid Cap Value Portfolio, Harbor Capital Appreciation Fund, and the Davis New York Venture Fund are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the fair value of the respective funds; and

          o Net realized gains or losses are recognized by the Plan upon the sale of investment securities on the basis of weighted average cost.

     (b)  Investments

          Plan investments are recorded at fair value. Fair value is determined by quoted market prices. Short-term investments are stated at cost, which approximates fair value. Participant loans are valued at amortized cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

                                       11                            (Continued)

                               DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004

          The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and schedules.

          As of April 30, 2005, 64% of the Plan investments are in the common stock of Darden Restaurants, Inc., the sponsor. Accordingly, changes in the value of the Company's common stock could have a greater effect on the Plan's financial statements than other Plan investments.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to and deductions from those net assets during the reporting period. Actual results could differ from those estimates.

     (d)  Reclassifications

          Certain reclassifications have been made to prior year amounts to conform to current year presentation.

(3)  Forfeitures and Vesting

     Vested rights to Company contribution amounts accrue at a rate of 5% per quarter beginning with the participant's fifth quarter of service. Forfeitures of nonvested Company contributions to the Plan can be used in the following order of priority: cover administrative expenses incurred by the Plan, reinstate previously forfeited amounts to rehired employees and cover Company matching contributions. During the 2005 and 2004 Plan years, $310,598 and $258,437, respectively, of forfeitures were used to cover administrative expenses of the Plan. No forfeited funds were used to cover Company contributions.

(4)  Choice of Investments

     Participant contributions to the Plan may be directed to nine basic investment alternatives: American Express Trust Stable Capital Fund II,
     Pimco Total Return Fund, American Express Trust Equity Index Fund I, T. Rowe Price Small Cap Stock Fund, EuroPacific Growth Fund, MSIF Trust U.S. Mid Cap Value Portfolio, Harbor Capital Appreciation Fund, Davis New York Venture Fund, and Company Common Stock Fund. Company contributions to the Plan are invested in the ESOP Fund.


                                       12                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004

(5)  Investments

     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at April 30, 2005 and 2004:

                                                                        2005            2004
                                                                  --------------   --------------
   Investments at fair value:
     American Express Trust Stable Capital Fund II,
        2,735,127 and 2,703,766 shares at April 30, 2005
        and 2004, respectively                                    $  49,907,861       47,634,949

     American Express Trust Equity Index Fund I,
        1,286,772 and 1,286,757 shares at April 30, 2005
        and 2004, respectively                                       46,043,216       43,389,436

     T. Rowe Price Small Cap Stock Fund, 955,865 and
        881,215 shares at April 30, 2005 and 2004,
        respectively                                                 27,834,786       25,044,144

     Common stock of Darden Restaurants, Inc. (including
        $295,997,422 and $243,498,531 of non-participant
        directed funds at April 30, 2005 and 2004,
        respectively), 10,567,852 and 11,493,331 shares
        at April 30, 2005 and 2004, respectively                    317,035,560      260,438,881



     Total dividends received by the Plan from the common stock of Darden Restaurants, Inc. for the years ended April 30, 2005 and 2004 were $404,712 and $421,692, respectively.

(6)  Company Common Stock Fund

     Amounts in the Company Common Stock Fund are invested in the common stock of Darden Restaurants, Inc. At April 30, 2005 and 2004, the fair value of the shares held in participant directed accounts was $21,038,138 (701,271 shares) and $16,940,350 (747,588 shares), respectively. Participants should refer to the consolidated financial statements of Darden Restaurants, Inc. included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

(7)  ESOP Fund

     The ESOP Fund consists of common stock of the Company and cash which is held in short-term investments. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Effective June 2002, the Plan was amended to allow participants to immediately transfer ESOP funds credited to their accounts to any of the Plan's other investment funds. However, amounts may not be transferred from any of the other investment funds into the ESOP Fund.

     At April 30, 2005, the ESOP Fund consists of 9,866,581 shares of the Company's common stock. Of the total shares held by the ESOP Fund, 4,262,251 shares of Company common stock have been allocated to individual participant accounts. The remaining 5,604,330 shares of Company common stock, which are held by the Trustee, are reserved for future Company matching contributions and incentive bonuses to individuals who were classified as qualified managers under the Plan as of May 31, 2003. The shares become available for allocation to participants' accounts as ESOP loan principal and interest is paid. At April 30, 2005, the fair value of the 5,604,330 unallocated Company shares was $168,129,900 and the fair


                                       13                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004

     value of the 4,262,251 allocated shares was $127,867,522. At April 30, 2004, the fair value of the 6,435,612 unallocated Company shares was $145,830,974 and the fair value of the 4,310,131 allocated shares was $97,667,557.

     The ESOP Fund has two promissory notes payable to Darden Restaurants, Inc., with outstanding principal balances of $9,130,000 and $16,900,000 as of April 30, 2005 and $12,518,000 and $16,900,000 as of April 30, 2004. The
     notes bear interest at variable rates payable on a monthly or bi-monthly basis at the discretion of the Company. As of April 30, 2005 and 2004, the interest rate was 3.279% and 1.425%, respectively. No principal payments on the notes are required until the due dates, December 31, 2007 and December 15, 2014, respectively. Any or all of the principal may be prepaid at any time. For the years ended April 30, 2005 and 2004, the ESOP Fund made principal payments of $3,388,000 and $5,032,000, respectively.

(8)  Related Party Transactions

     Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. The Company pays the Trustee's administrative and trustee fees. Such fees, net of plan forfeitures and fees paid by terminated participants used to cover plan expense, were $519,477 and $594,214 for the years ended April 30, 2005 and 2004, respectively.

     Certain plan investments are loans to participants who are employees of the Company and, therefore, these transactions qualify as party-in-interest transactions. Terminated participants that elect to leave their accounts in the Plan are required to pay annual fees. Therefore, these transactions also qualify as party-in-interest transactions. Annual fees paid by participants were $50,750 and $37,492 for the years ended April 30, 2005 and 2004, respectively.

(9)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the accompanying financial statements to the Form 5500:

                                                      2005            2004
                                                 --------------  ---------------
     Net assets available for benefits per
        the accompanying financial statements    $ 469,689,289     392,453,103
     Due to plan participants                         (128,740)       (175,755)
     Deemed loans                                     (125,091)        (92,116)
                                                 --------------  ---------------
                                                 $ 469,435,458     392,185,232
                                                 ==============  ===============



                                       14                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004

     The following is a reconciliation of total additions per the accompanying financial statements to the Form 5500:

                                                      2005            2004
                                                 --------------  ---------------
     Total additions, net, per the
       accompanying financial statements         $ 114,008,575     108,902,793
     Interest income on deemed distributed
       loans                                             2,125           2,584
                                                 --------------  ---------------
            Total additions per Form 5500        $ 114,010,700     108,905,377
                                                 ==============  ===============

The following is a reconciliation of benefits paid to participants per the accompanying financial statements to the Form 5500:

                                                      2005            2004
                                                 --------------  ---------------
     Total deductions, net, per the
       accompanying financial statements         $  36,772,389      38,662,997
     Amounts allocated to withdrawing
       participants at end of year                     128,740         175,755
     Amounts allocated to withdrawing
       participants at beginning of year              (175,755)        (75,637)
     Deemed distributed loans offset by
       total distributions                             (66,738)        (10,932)
     Change in deemed loans                            101,838         105,632
                                                 --------------- ---------------
            Total deductions per Form 5500       $  36,760,474      38,857,815
                                                 =============== ===============

(10) Tax Status

     The Plan obtained its latest determination letter on July 15, 2002, in which the Internal Revenue Service stated that the Plan, as designed through November 13, 2001, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan qualifies under Section 401(a) and 4975(e)(7) and the related trust is tax exempt as of April 30, 2005. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(11) Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, no further contributions shall be made to the Trust Fund by either the Company or the participants, participants would become fully vested in their employer contributions and the related Plan trust would be used exclusively for the benefit of participants and beneficiaries after the payment of liquidation expenses. Any unallocated leveraged shares in the ESOP Fund would be sold to the Company or on the open market. The proceeds of such sale would be used to satisfy any outstanding acquisition loans and the balance of any amounts remaining would be allocated to each participant in proportion to each participant's ESOP account balance to the total of all ESOP account balances.


                                       15                            (Continued)

                              DARDEN SAVINGS PLAN

                          Notes to Financial Statements

                             April 30, 2005 and 2004


(12) Subsequent Events

     In May 2005, the ESOP borrowed approximately $1,606,000 from Darden Restaurants, Inc. at a variable interest rate and acquired an additional 50,000 shares of the Company's common stock. The promissory note bears interest at a variable rate payable on a quarterly basis. No principal payments are due on the note until December 15, 2008 and the entire principal is scheduled to be repaid by December 31, 2018. Any or all of the principal may be prepaid at any time.

     Effective  August  2005,  the  following  six funds were added to the Plan:
     Vanguard Target Retirement 2045 Fund, Vanguard Target Retirement 2035 Fund, Vanguard Target Retirement 2025 Fund, Vanguard Target Retirement 2015 Fund, Vanguard Target Retirement 2005 Fund, and Vanguard Target Retirement Income Fund. In addition, the Vanguard Strategic Equity Fund was added to replace the MSIF Trust U.S. Mid Cap Value Portfolio.

                                                                      Schedule 1

                               DARDEN SAVINGS PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)

                                 April 30, 2005


                                                Face amount
                                                 or number                             Current
                        Issuer                   of units              Cost             value
------------------------------------------ ------------------- ------------------- -------------------
Common stock of Darden
   Restaurants, Inc.*, **                      10,567,852        $ 51,947,214       $ 317,035,560

American Express Trust Stable Capital
   Fund II*                                     2,735,127          45,044,121          49,907,861

Pimco Total Return Fund                           968,718          10,396,336          10,365,279

American Express Trust Equity
   Index Fund I*                                1,286,772          43,557,037          46,043,261

T. Rowe Price Small Cap Stock Fund                955,865          24,044,013          27,834,786

EuroPacific Growth Fund                           561,277          16,012,875          19,650,304

MSIF Trust U.S. Mid Cap Value Portfolio           188,574           3,769,549           4,263,668

Harbor Capital Appreciation Fund                  115,255           3,059,624           3,085,375

Davis New York Venture Fund                       189,650           5,291,526           5,721,752

Participant Loans outstanding - interest
   rates ranging from 5.00% - 10.50%
   with varying maturities*                         2,130                  --           9,167,801

American Express Trust Company
   Short-term Investment Fund*                  1,557,693           1,557,693           1,557,693


*Party-in-interest

**Includes unallocated shares held in the ESOP Fund as collateral for the promissory notes payable.

See accompanying report of independent registered public accounting firm.

                                                                      Schedule 2

                               DARDEN SAVINGS PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions

                            Year ended April 30, 2005

5%  series  of   transactions  by  security  issue  described  in  29  CFR  2520
[(103-6(c)(i)(iii)]:


                                               Purchases                       Sales
                                      ------------------------------ -------------------------------
          Issuer/Description            Number          Amount          Number          Amount         Net gain
------------------------------------- ------------ ----------------- ------------- ----------------- --------------
American Express Trust Company
   Short-term Investment Fund*             308      $  24,542,264         427        $ 24,074,868     $         --

Common stock of Darden
   Restaurants, Inc.*                       92          3,931,167         115          26,969,063       21,923,903


*Party-in-interest

See accompanying report of independent registered public accounting firm.

                                    EXHIBITS

     23   Consent of KPMG LLP, Independent Registered Public Accounting Firm.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Darden Savings Plan has duly caused this Annual Report to be signed on its behalf by the Benefit Plan Financial Committee (as the person who administers the financial aspects of the Darden Savings Plan), by the undersigned hereunto duly authorized.


                                       DARDEN SAVINGS PLAN

                                       By:  Benefit Plan Financial Committee,
                                            as financial administrator of
                                            the Darden Savings Plan


Dated:  October 24, 2005               By:  /s/ Linda J. Dimopoulos
                                            -----------------------------------
                                            Linda J. Dimopoulos, Chairperson
                                            Benefit Plan Financial Committee
                                            Darden Restaurants, Inc.

                                  EXHIBIT INDEX

   Exhibit
   Number                           Title
  --------                         -------

     23   Consent of KPMG, as Independent Registered Public Accounting Firm.